82- SUBMISSIONS FACING SHEET

MICROFICHE [redacted]L

02026464

REGISTRANT'S NAME Challenger Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 1 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 36666 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

CHALLENGER MINERALS LTD.

ANNUAL REPORT

2001

CHALLENGER MINERALS LTD.

CORPORATE INFORMATION

Officers & Directors:
Gary F. Oakley, President & Director, The Cayman Islands, B.W.I.
Mr. Adrian Hartmann, Director, Vancouver, British Columbia
Mr. John Harvey, Director, Toronto, Ontario
Mr. Raymond Pether, Director, Toronto, Ontario
Ms. Guay Koew Lee, Director, Secretary, The Cayman Islands, B.W.I.

Registered Office:
Suite #1750
750 West Pender St.
Vancouver, B.C., V6C 2T8

Administrative & Accounting Office:
P.O. Box 1968GT
2 Camelot Dr.
Whitehall Estates
Grand Cayman
Cayman Islands, B.W.I.
Telephone: (345) 949-2700
Facsimile: (345) 949-0716
Email: gfoakley@candw.ky

Auditors:
J.A.MINNI & ASSOCIATES INC., Vancouver, B.C.

Legal Counsel:
Morton & Company, Vancouver, B.C.
Johnstone & Company, Toronto, Ontario

Capitalization:
Authorized: - 100,000,000 shares
Issued/Outstanding – 11,924,027 shares
Escrow - 46,875 shares

Canadian Venture Exchange Symbol: CGJ

CHALLENGER MINERALS LTD.

FINANCIAL STATEMENTS

AUGUST 31, 2001 AND 2000

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, G.C.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

** Incorporated professional*
*** Associate*

SUITE 1104 - 750 WEST PENDER ST.
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604) 683-0343
FAX: (604) 683-4499

AUDITOR'S REPORT

To the Shareholders,
Challenger Minerals Ltd.

I have audited the balance sheets of **CHALLENGER MINERALS LTD.** as at **August 31, 2001 and 2000** and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and changes in cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, these principles have been applied on a consistent basis.

"J.A. Minni & Associates"

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.
December 6, 2001

CHALLENGER MINERALS LTD.

BALANCE SHEETS AS AT AUGUST 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT		
Cash	$ 1,220	$ 733
Accounts receivable	42	250
	1,262	983
CAPITAL ASSETS, at cost net of accumulated amortization of $15,346 (2000 - $14,571)	2,154	2,929
MINERAL PROPERTIES (Note 3)	1	61,600
DEFERRED EXPLORATION COSTS (Note 3)	1	366,851
	$ 3,418	$ 432,363
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 127,927	$ 147,758
Due to related parties (Note 6)	422,228	259,186
Loans from related parties (Note 4)	82,669	71,500
	632,824	478,444
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	2,374,701	2,374,701
DEFICIT	(3,004,107)	(2,420,782)
	(629,406)	(46,081)
	$ 3,418	$ 432,363

APPROVED BY THE DIRECTORS:

"Gary Oakley"

"Guay Keow Lee"

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.

STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001	2000
REVENUE	$ -	$ -
EXPENSES		
Amortization	775	1,071
Filing fees	8,224	5,883
Interest and bank charges	49,377	32,931
Loss of foreign exchange	-	1,731
Management fees	30,000	30,000
Mineral property and deferred exploration costs written down	428,532	-
Office, rent and administration	37,427	35,734
Professional fees	12,514	13,730
Transfer agent	2,813	2,294
Travel and promotion	13,663	13,818
	583,325	137,192
NET LOSS FOR THE YEAR	(583,325)	(137,192)
DEFICIT, BEGINNING OF YEAR	(2,420,782)	(2,283,590)
DEFICIT, END OF YEAR	$(3,004,107)	$(2,420,782)

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net loss for the year	$ (583,325)	$ (137,192)
Items not involving cash:		
Amortization	775	1,071
Mineral property and deferred exploration costs written down	428,532	-
	(154,018)	(136,121)
Cash provided (used) by net changes in non-cash working capital items	(28,360)	17,280
	(182,378)	(118,841)
FINANCING ACTIVITIES		
Loans from related parties	11,169	6,500
Due to related parties	163,042	112,049
	174,211	118,549
INVESTING ACTIVITIES		
Deferred exploration costs	8,654	(1,026)
INCREASE (DECREASE) IN CASH	487	(1,318)
CASH, BEGINNING OF YEAR	733	2,051
CASH, END OF YEAR	$ 1,220	$ 733

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001 AND 2000

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue it operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $631,562 at August 31, 2001 and accumulated losses of $3,004,107. Its ability to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete the development, and upon future profitable operations or proceeds from disposition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have bee prepared in accordance with Canadian generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the following significant accounting policies:

a) <u>Exploration Costs</u>

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

Even though the mineral properties and deferred exploration costs had each been written down to nominal value of $1, they do not necessarily reflect present or future values as they are entirely dependent upon the economic recovery of future reserves.

b) <u>General and Administrative Expenses</u>

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

c) Loss per Share

Loss per share is not presented as this information is not considered meaningful at the Company's current stage of operations.

d) Amortization

Capital assets are recorded at cost. Annual rates of amortization are a follows:

Computer	-	30% declining balance
Equipment	-	20% declining balance

Capital assets are amortized at one-half of the annual rate in the year of acquisition.

e) Financial Instruments

The fair value of the Company's cash, accounts receivable and accounts payable, approximate their carrying value because of the immediate or short-term to maturity of these financial statements.

3. MINERAL PROPERTIES

	2001	2000
Acquisition Costs:		
Tafogo Property	$ 1	$ 61,600
Deferred Exploration Costs:		
Tafogo Property	$ 1	$ 366,851

The deferred exploration expenditure incurred during the year consisted of permit fees of $8,820 (2000 - $8,874) and adjustment for over provision of deferred exploration expenditure of $8,847 (2000 - $7,848).

Tafogo Property

Pursuant to a letter agreement dated May 16, 1994 with Incanore Resources Limited (the Licencee), the Company was granted a mineral exploration licence in Burkina Faso, West Africa, consisting of 469 sq. kilometers. Under the terms of the licence the Company will earn a 100% interest in the property, subject to a 40% back-in option by the Licencee. The Company has agreed to spend $500,000 on exploration.

3. MINERAL PROPERTIES - CONTINUED

Pursuant to a letter agreement dated May 22, 1996 the Company acquired the 40% back-in option on the Tafogo Property. As consideration, the Company issued 100,000 common shares to the licencee. The property is subject to a carried 10% interest in any future mining development by the Government of Burkina Faso.

During the year the cost of this property and related deferred exploration costs were each written down to nominal value of $1.

4. LOANS FROM RELATED PARTIES

The loans, obtained from a director, and a company controlled by the director are unsecured and are repayable on demand, with interest compounded monthly at 10% per annum.

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, August 31, 2001 and 2000	8,792,645	$ 2,374,701

c) Shares Held in Escrow

As at August 31, 2001, 46,875 (2000 – 46,875) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at August 31, 2001, the following directors and employee stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
250,000	$ 0.15	March 18, 2003

e) Shares for Debts

On March 26, 2001 the Canadian Venture Exchange approved the proposed issuance of 3,131,382 shares at a deemed price of $0.10 per share, to settle outstanding debts of $313,338. As at August 31, 2001 the shares had not yet been issued.

6. RELATED PARTY TRANSACTIONS

- During the year the Company accrued $30,000 (2000 - $30,000) to a director for management services.
- During the year the Company accrued $30,000 (2000 - $30,000) to a director for office rent and administration.
- During the year the Company accrued $43,228 (2000 - $22,630) interests on loans and outstanding accounts due to a director, and to companies controlled by the director, and to a related person.
- During the year the Company accrued $4,810 (2000 - $4,200) for travelling allowance to a director.
- During the year the Company accrued $11,432 (2000 - $6,828) for accounting and secretarial fees to a company controlled by a director.
- The amount due to related parties are unsecured with no fixed terms of repayment. Interest at 10% per annum, compounded monthly, is accrued on all outstanding accounts due to related parties, with the exception of an amount of $47,719 (2000 - $29,077) as at August 31, 2001 which is at 18% per annum.

7. LOSSES CARRIED FORWARD

The Company has approximately $1,125,000 (2000 - $1,214,000) in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2002	$ 138,000
2003	214,000
2004	217,000
2005	149,000
2006	117,000
2007	136,000
2008	154,000
	$ 1,125,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,414,526 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures.

Schedule C - Management Discussion

Due to the current market conditions, the Company did not undertake any new exploration projects. However, the Company is actively examining new business ventures and considering other business transactions on a reverse take-over basis. Management is hopeful that a new direction for the company will come to fruition in the near future.

During the year ended August 31, 2001, the cost of the Tafogo Property and related deferred exploration costs were each written down to a nominal value of $1. Even though the costs have been written down to a nominal value of $1, they do not necessarily reflect present or future values as they are entirely dependent upon the economic recovery of future reserves and the company's ability to raise equity financing to continue the development.

Challenger Minerals Ltd. did not acquire any new projects during the year ending August 31st, 2001. Total expenditures incurred during the year, were of $154,793 (2000- $137,192) and these funds were for Company maintenance and administration. Subsequent to this financial report, on December 7, 2001, the company has completed the shares for debt transactions for the issuance of 3,131,382 shares at a deemed price of $0.10 per share, settling outstanding debts of $313,382.23.

Due to the low level of corporate activity during the year, it would not be beneficial to engage an investor relation's person at this stage. Accordingly, no investor relation's arrangement or contract has yet been negotiated for 2002.

02 FEB -8 AM 8:54

CHALLENGER MINERALS LTD.

P.O. Box 1968GT
Whitehall Estates
Grand Cayman
Cayman Islands, BWI
(345) 949-2700

INFORMATION CIRCULAR AS AT JANUARY 11, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF CHALLENGER MINERALS LTD. ("the Company") for use at the Annual General Meeting of shareholders of the Company to be held on Tuesday, February 19, 2002 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of January 11, 2002.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b) delivered either to the registered office of the Company at Suite 1104, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, at any time up to an including the last business day preceding the day of the Meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. **In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy; an Alternate Proxyholder has the discretion to vote the shares as he or she chooses.**

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other such matters which may properly come before the Meeting. At present, management of the Company knows of no such amendments or variations.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On January 11, 2002 there were 11,924,027 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on January 11, 2002 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
Gary F. Oakley P.O. Box 1968, Whitehall Estates Grand Cayman, B.W.I.	3,679,559	30.86

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at five (5) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees, their positions and offices in the Company, principal occupations, the period of time that they have been Directors of the Company, and the number of shares of the Company which each beneficially owns or over which control or direction is exercised. Three of the nominees for director are residents of Canada and one nominee is a resident in British Columbia.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Gary F. Oakley* Chairman and Director Cayman Islands, B.W.I.	October 17, 1990	3,679,559	Financier; President & Director of International Financial Management Ltd., President and Director of Pangean Financial Corporation Limited
Adrian Hartmann Director Vancouver, British Columbia	August 31, 1999	Nil	Financial Consultant, formerly Director of International Panorama Corp.
Raymond R. Pether* Director Toronto, Ontario	July 12, 1994	Nil	President of Brompton Limited, Director of Acclaim Energy Trust, a public company and Director of a number of private companies including Brompton Limited.
John D. Harvey, P.Eng.* Director Toronto, Ontario	November 9, 1994	Nil	V.P. Exploration and Director of Prospectors Alliance Corporation, formerly President of Prospectors Alliance Corp.; previously President of Noranda Exploration Ltd.
Guay Keow Lee Secretary and Director Cayman Island, B.W.I.	August 22, 1997	Nil	Accountant of Britannia Corporate Management Ltd. Formerly Financial Planner for Le Group Option Retraite and Essex Capital Management Ltd.; Account Administrator and Assistant Controller of Mirabaud Canada Ltd.

*Member of Audit Committee

NOTES

(a) The information as to shareholdings has been furnished by the respective nominees.
(b) Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

Advance Notice of Annual General Meeting of the Company was published pursuant to Section 135 of the Company Act in the Province on December 24, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation rights plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

Name and Principal Position	Annual Compensation				Long Term Compensation			
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	Payouts		
					Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All other Compen-sation ($)
Gary F. Oakley President	2001	30,000*	Nil	Nil	250,000	Nil	Nil	30,000**
Gary F. Oakley President	2000	30,000*	Nil	Nil	250,000	Nil	Nil	30,000**
Gary F. Oakley President	1999	11,000*	Nil	Nil	Nil	Nil	Nil	30,000**

* Management fees paid or accrued to Mr. Oakley
** Monies accrued to Mr Oakley for office rent and administration

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no options granted during the financial year ended August 31, 2001.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION SAR VALUES

There were no options exercised during the financial year ended August 31, 2001.

Compensation of Directors

The Company has not paid any compensation to the Directors for their services during the most recently completed fiscal year and has no standard agreement to compensate them for such services other than the granting of Director Stock Options.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to or exercised by directors who were not executive directors.

Options Granted

There were no options granted since the commencement of the Company's last completed financial year.

Directors	Total No. Of Shares	Date of Grant	Price	Expiry Date
Gary F. Oakley	250,000	March 17, 1998	$0.15	March 17, 2003

Options Exercised

There were no options exercised since the commencement of the Company's last completed financial year.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominees for election as a Director, or associate or affiliate of them, has any material beneficial interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company, save for the following

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Minni, Bella & Co., Certified General Accountants, Suite 1104, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 as Auditors for the Company and to authorize the Directors to fix their remuneration. Minni, Bella & Co. were first appointed as Auditors on October 15, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options

Shareholders will be asked to authorize the Board of Directors, in its sole discretion, to grant or amend stock options for insiders of the Company and/or its subsidiaries, at such prices and amounts and on such terms as may be acceptable to the Vancouver Stock Exchange.

Issuance of Excess of 20% of Issued Capital

Shareholders will be asked to approve and authorize the issuance of shares by the Company, from time to time in one or more transactions, in excess of 20% of its issued capital in accordance with the terms of any proposed future acquisitions, private placements, issuance of convertible securities, rights offerings or exchange offering prospectus financings or shares for debt settlement, at such price or prices, in such amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy.

DATED at Grand Cayman, Cayman Islands, this 11th day of January, 2002.

PROXY SOLICITED BY MANAGEMENT

CHALLENGER MINERALS LTD.

The undersigned shareholder of CHALLENGER MINERALS LTD. (The "Company") hereby appoints **Gary F. Oakley**, a Director of the Company, or failing him, Adrian Hartmann, a Director of the Company, or failing him, **James N. Morton**, solicitor for the Company, ("MANAGEMENT PROXYHOLDER") (or instead of any of he foregoing, ______________________________ ("ALTERNATE PROXYHOLDER") as proxy of the undersigned with power of substitution to attend at and vote for the undersigned in respect of all matters that may come before the Annual general Meeting of the Company to be held on Tuesday, February 19, 2002, and every adjournment thereof.

1. to fix the number of Directors at five (5).

   IN FAVOUR ☐ AGAINST ☐

2. to elect the following as Directors of the Company;

Gary F. Oakley	IN FAVOUR ☐	WITHHOLD ☐
Adrian Hartmann	IN FAVOUR ☐	WITHHOLD ☐
John D. Harvey	IN FAVOUR ☐	WITHHOLD ☐
Raymond R. Pether	IN FAVOUR ☐	WITHHOLD ☐
Guay Keow Lee	IN FAVOUR ☐	WITHHOLD ☐

3. to appoint J.A. Minni & Associates Inc., Certified General Accountants, as auditors of the Company at a remuneration to be fixed by the Directors;

   IN FAVOUR ☐ AGAINST ☐

4. to authorize the Board of Directors, in its sole discretion, to grant or amend stock options for insiders of the Company and/or its subsidiaries, at such prices and amounts and on such terms as may be acceptable to the Canadian Venture Exchange;

   IN FAVOUR ☐ AGAINST ☐

5. to approve and authorize the issuance of shares by the Company, from time to time in one or more transactions, in excess of 20% of its issued capital in accordance with the terms of any proposed future acquisition, private placement, issuance of convertible securities, rights offerings, or exchange offering prospectus financing or shares for debt settlements, at such price or prices, in such amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities, and the resulting possible effective changes in control of the Company in consequence thereof;

   IN FAVOUR ☐ AGAINST ☐

6. to authorize and approve the consolidation of the companies authorized capital by special resolution on the basis of up to 1 new common share for 4 old common shares, or on the basis agreed upon, by the unanimous consent of the directors;

   IN FAVOUR ☐ AGAINST ☐

7. to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

   IN FAVOUR ☐ AGAINST ☐

8. to transact any other business which may properly come before the Meeting, or any adjournment thereof.

IN FAVOUR [ ] AGAINST [ ]

At the discretion of the Proxyholder to vote upon any amendment or variation of the above matters or any other matter properly brought before the Meeting.

The undersigned hereby revokes any proxy previously given.

NOTES

(1) **EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AN ALTERNATE PROXYHOLDER WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT FOR HIM AT THE MEETING, OTHER THAN THE MANAGEMENT PROXHOLDER DESIGNATED ABOVE. THIS MAY BE DONE BY INSERTING THE NAME OF THE DESIRED PERSON IN THE SPACE ABOVE.**

(2) **THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER AS CLEARLY MARKED IN THE SPACES PROVIDED ABOVE. IF NO DIRECTION IS GIVEN, THE MANAGEMENT PROXYHOLDER WILL VOTE IN THE AFFIRMATIVE. THE ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.**

(3) This proxy form must be signed and dated by the Shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney, duly authorized in writing or executed under its corporate seal. If the proxy is not dated in the space provided below, it may be deemed to bear the date on which it was received by Pacific Corporate Trust Company, Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

(4) To be valid this proxy form duly completed must be deposited with Pacific Corporate Trust Company, Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting.

(5) This proxy confers discretionary authority on the proxyholder named to vote as the proxyholder sees fit on any amendment or variation of the above matters properly brought before the Meeting.

DATED at ____________________ , this ________ day of ________________, 2002

____
Signature of Shareholder

____
Name, Please Print

____
Number of shares owned